Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

October 16, 2014

Via EDGAR and FedEx

Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Moto, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed on September 26, 2014

File No. 333-195710

Dear Ms. Mills-Apenteng:

On behalf of World Moto, Inc., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated October 15, 2014, relating to the Company’s Amendment No. 5 to the Registration Statement on Form S-1 filed on September 26, 2014 (“Amendment No. 5”). The responses below have been numbered to correspond with the comments in your October 15, 2014 letter. We are including a courtesy marked copy of the Company’s Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6”) with this letter.

Prospectus Summary

Our Business, page 5

1.          We note the risk factor on page 13 that begins “We will need substantial capital…” indicating that your current cash on hand and working capital are not sufficient to meet your current anticipated cash requirements. We further note your discussion of the dollar amounts needed to develop your three principal products both in the summary section on page 6 and in the business section on pages 36 through 38. Please revise the last paragraph on page 6 of the summary to include a cross-reference to the risk factor on page 13. Similarly, where you discuss the amounts needed for product development in your business section, revise to include a cross-reference to the same risk factor.

Company Response 1:

The Company respectfully informs the Staff that Amendment No. 6 has been updated accordingly.

Securities and Exchange Commission

Division of Corporation Finance

October 16, 2014

Risk Factors

“We will need substantial capital to implement our business plan . . . ,” page 13

2.          Please revise the text of this risk factor to disclose in clear and unambiguous terms—as previously requested in comment 6 of our comment letter dated July 8, 2014—the number of months that your currently available cash resources will fund and include your current available cash balance as of the most recent practicable date. Ensure that your revised disclosure is consistent with your disclosure in the Liquidity and Capital Resources discussion in MD&A.

Company Response 2:

The Company respectfully informs the Staff that Amendment No. 6 has been updated accordingly.

Item 16. Exhibits

3.          While we note you have filed the articles of incorporation and the amendments thereto as exhibit 3.1 in response to prior comment 1, the exhibit was filed using an improper format. Please refile in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 27 (June 2014).

Company Response 3:

The Company respectfully informs the Staff that the format of the exhibit has been updated.

***

We hope that the foregoing addresses all of the Staff’s comments. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee

Mark C Lee
Shareholder

Securities and Exchange Commission

Division of Corporation Finance

October 16, 2014

ACKNOWLEDGEMENT

In connection with World Moto, Inc.’s (the “Company”) letter dated October 16, 2014,

addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WORLD MOTO, INC.

/s/ Paul Giles
Paul Giles
President